[redacted]

14041183

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUL - 1 2014
DIVISION OF TRADING & MARKETS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47830

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LaBrunerie Financial Services Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

601 W Nifong Suite 3-B
(No. and Street)

Columbia (City) MO (State) 65203 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alex LaBrunerie (573) 449-5313
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brian Toennies & Associates
(Name – *if individual, state last, first, middle name*)

9730 E Watson Rd Ste. 100 (Address) St. Louis (City) MO (State) 63126 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

7/18/14

8/17/14

OATH OR AFFIRMATION

I, Alex LaBrunerie, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LaBrunerie Financial Services Inc, as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of Missouri
County of Boone
Subscribed and sworn to (or affirmed) before me this 28th day of February 2014
By Alex LaBrunerie
Personally known ____ OR produced identification X
Type identification produced MODL

Barbara M McCaslin
Notary Public

Notary Public

NOTARY PUBLIC STATE OF MISSOURI NOTARY SEAL

BARBARA M. MCCASLIN
My Commission Expires
August 30, 2016
Boone County
Commission #12517800

Signature

President
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LABRUNERIE FINANCIAL SERVICES, INC.

TABLE OF CONTENTS

FINANCIAL STATEMENTS

Independent Auditors' Report.. 1-2
Balance Sheet.. 3
Statement of Income and Comprehensive Income.. 4
Statement of Changes in Stockholders' Equity.. 5
Statement of Cash Flows.. 6
Notes to Financial Statements.. 7-11

SUPPLEMENTAL INFORMATION

Computations of Net Capital Pursuant to Rule 15c-31(1).. 12
Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5 for Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3.. 13-14
Independent Auditors' Report on AML Compliance Required by the Patriot Act and NASD Rule 3011.. 15-16

Phone: (314) 842-0477
Toll Free: (877) 842-0477
Fax: (314) 842-0478
Illnois Home Office: (618) 632-8291
Website: www.toenniescpa.com
E-mail: brian@toenniescpa.com

Brian Toennies & Associates
Certified Public Accountants
9730 E. Watson Rd., Suite 100
St. Louis, Missouri 63126

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders
of LaBrunerie Financial Services, Inc.
601 W. Nifong, Suite 3B
Columbia, MO 65203

Report on the Financial Statements

We have audited the accompanying financial statements of LaBrunerie Financial Services, Inc. (a Missouri S-corporation), which comprise the balance sheets as of December 31, 2013 and 2012, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of LaBrunerie Financial Services, Inc. as of December 31, 2013 and 2012, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in the accompanying supplementary information is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in the accompanying supplementary information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in the accompanying supplementary information is fairly stated in all material respects in relation to the financial statements as a whole.

Brian G. Toennies & Associates
Saint Louis, MO
February 24, 2014

LABRUNERIE FINANCIAL SERVICES, INC.
BALANCE SHEET
AS OF DECEMBER 31, 2013 AND 2012

ASSETS

	2013	2012
CURRENT ASSETS		
Cash	$ 241,430	$ 189,663
Commissions Receivable	65,442	47,831
	306,872	237,494
OTHER ASSETS		
Available for sale investments-Note E	75,273	46,385
PLANT AND EQUIPMENT		
Leasehold Improvements	10,658	10,658
Office Furniture & Equipment	83,910	59,133
	94,568	69,791
Less Accumulated Depreciation	(39,879)	(30,714)
	54,689	39,077
TOTAL ASSETS	$ 436,834	$ 322,956

LIABILITIES AND STOCKHOLDERS' EQUITY

	2013	2012
CURRENT LIABILITIES		
Accounts Payable	$ 47,282	$ 19,283
Profit Sharing Contribution Payable- Net Forfeiture	23,172	27,880
Accrued Payroll	54,517	36,809
TOTAL LIABILITIES	124,971	83,972
STOCKHOLDERS' EQUITY		
Common stock, $1 par value; 30,000 shares authorized, 3,000 shares issued	3,000	3,000
Paid in Capital	69,130	69,130
Retained Earnings	236,705	171,902
Accumulated other comprehensive gain(loss)	3,028	(5,048)
TOTAL STOCKHOLDERS' EQUITY	311,863	238,984
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 436,834	$ 322,956

See Independent Auditors' Report, Accompanying Notes, and Supplemental Information.

LABRUNERIE FINANCIAL SERVICES, INC.
STATEMENT OF INCOME AND COMPREHENSIVE INCOME
YEARS ENDED DECEMBER 31, 2013 AND 2012

	2013	2012
COMMISSIONS RECEIVED NET OF FEES AND CANCELLED CONTRACTS	$ 1,954,921	$ 1,601,290
COMMISSIONS PAID	1,305,248	1,046,545
GROSS PROFIT	649,673	554,745
OVERHEAD EXPENSES		
Accounting	35,758	17,574
Advertising	12,099	4,312
Legal Fees	2,568	-
Client Gift	1,530	917
Compliance	24,265	19,352
Computer Supplies	11,005	-
Contract Labor	8,272	200
Contributions	3,335	5,591
Depreciation	9,165	8,751
Dues and Subscriptions	16,577	22,678
Equipment Rental	-	574
Finance Charge	2	-
Meals and Entertainment	6,552	3,858
Insurance	21,639	33,511
Office Expense	17,729	17,614
Occupancy	16,696	20,107
Payroll Taxes	51,455	39,447
Pension	52,132	46,781
Postage	10,517	7,650
Professional Fees	22,855	33,742
Printing	873	1,948
Repairs and Maintenance	3,861	3,904
Salaries & Wages	361,174	231,179
Taxes and Licenses	9,981	5,611
Telephone	-	2,733
Training	509	-
Travel	2,763	5,171
Utilities	14,337	10,992
Website	8,493	4,893
TOTAL OVERHEAD EXPENSES	726,142	549,090
OPERATING INCOME	(76,469)	5,655
OTHER INCOME		
Interest Income	43	778
Dividends	1,545	1,001
Rent Income	4,500	11,000
Expense Reimbursement	65,136	5,770
Management Fee	70,000	-
Realized Gain on Investment	48	585
Other Income	-	72
TOTAL OTHER INCOME	141,272	19,206
NET INCOME	64,803	24,861
OTHER COMPREHENSIVE INCOME		
Unrealized gains on securities:		
Unrealized holding gains arising during the period	8,076	7,537
Less: Reclassification adjustment	-	(585)
OTHER COMPREHENSIVE INCOME	8,076	6,952
COMPREHENSIVE INCOME	$ 72,879	$ 31,813

See Independent Auditors' Report, Accompanying Notes, and Supplemental Information.

LABRUNERIE FINANCIAL SERVICES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
AS OF DECEMBER 31, 2013 AND 2012

	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total
BALANCE, DECEMBER 31, 2011	$ 3,000	$ 69,130	$ 147,041	$ (12,000)	$ 207,171
Net Income (Loss)	-	-	24,861	-	24,861
Change in Unrealized Holding Gains (Losses)	-	-	-	6,952	6,952
BALANCE, DECEMBER 31, 2012	3,000	69,130	171,902	(5,048)	238,984
Net Income (Loss)	-	-	64,803	-	64,803
Change in Unrealized Holding Gains (Losses)	-	-	-	8,076	8,076
BALANCE, DECEMBER 31, 2013	$ 3,000	$ 69,130	$ 236,705	$ 3,028	$ 311,863

See Independent Auditors' Report, Accompanying Notes, and Supplemental Information.

LABRUNERIE FINANCIAL SERVICES, INC.
STATEMENT OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2013 AND 2012

CASH FLOWS FROM OPERATING ACTIVITIES:	2013	2012
Net Income (Loss)	$ 64,803	$ 24,861
Adjustments to Reconcile Net Income to Net		
Cash Provided by Operating Activities:		
Dividends Reinvested	(1,257)	(1,274)
Depreciation	9,165	8,751
Change in Assets and Liabilites Increasing (Decreasing) cash flows:		
Commissions Receivable	(17,611)	(2,878)
Commissions and Accounts Payable	41,000	15,678
NET CASH PROVIDED BY OPERATING ACTIVITIES	96,100	45,138
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of Furniture and Equipment	(24,777)	-
Proceeds From Sale of Investments	-	12,500
Purchase of Investments	(19,556)	-
NET CASH PROVIDED BY INVESTING ACTIVITIES	(44,333)	12,500
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	51,767	57,638
CASH AND CASH EQUIVALENTS-BEGINNING OF YEAR	189,663	132,025
CASH AND CASH EQUIVALENTS-END OF YEAR	$ 241,430	$ 189,663

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

No cash was paid for taxes or interest in 2013 or 2012.

The Company considers all cash on deposit to be cash and cash equivalents for purposes of the statement of cash flows.

LABRUNERIE FINANCIAL SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2013 AND 2012

NOTE A—SUMMARY OF SIGNIFICANT ACCOUNTING POLOCIES

Business Activities: The Company was incorporated on September 8, 1994 and provides services as a registered broker and dealer of securities. Revenues and expenses consist primarily of commissions received and paid.

Security Trading: On security trades by customers, the Company acts as the introducing broker on a fully disclosed basis. Customer accounts are maintained on the books of the carrying broker.

Basis of Accounting: The Company uses the accrual basis of accounting, which is consistent with generally accepted accounting principles.

Plant and Equipment: Purchases and equipment with a useful life of more than one year are capitalized. Depreciation is based on the useful life of the asset and charged to income ratably over that life. Repairs and improvements which significantly increase the useful life of an asset are capitalized.

Commissions Receivable and Payable: Commissions receivable at December 31, 2013 and 2012 were $65,442 and $47,831, respectively. Commissions payable at December 31, 2013 and 2012 were $27,008 and $27,166, respectively.

Income Taxes: The Company has elected to be taxed under the provisions of subchapter S of the Internal Revenue Code. As an S-corporation all items of income and expense are passed through to shareholders to be taxed on their individual income tax returns.

Use of Estimates: Generally accepted accounting principles require the use of estimates in the preparation of financial statements. Actual amounts may differ from estimated amounts.

Personnel Policies: The Company pays its sales personnel on a commission basis and considers sales personnel to be self-employed. No taxes are withheld on commissions paid.

Advertising: Advertising costs are expensed as incurred.

Compensated Absences: Compensated absences have not been accrued in the financial statements because the amount cannot be reasonably estimated and is not considered material to the financial statements.

Allowance for Doubtful Accounts: An allowance for uncollectible accounts receivable is not considered necessary.

Cash and Cash Equivalents: The Company considers all highly liquid investments with original maturities of three months or less, to be cash equivalents.

NOTE B—CASH AND CASH EQUIVALENTS

For purposes of the balance sheet and statement of cash flows, cash and cash equivalents consist of cash and other highly liquid resources, such as investments in money market funds, with an original maturity of three months or less when purchased. The following is the composition of the combined accounts appearing in the financial statements:

Cash in Bank	$ 215,084
Money Market Funds	26,346
Total Cash and Cash Equivalents	$ 241,430

NOTE C—PROPERTY AND EQUIPMENT

The following is a summary of property and equipment, less accumulated depreciation and amortization, at December 31:

	2,013	2012
Furniture and Equipment	$ 83,910	$ 59,133
Leasehold Improvements	10,658	10,658
	94,568	69,791
Accumulated Depreciation	(39,879)	(30,714)
Total Plant and Equipment - Net	$ 54,689	$ 39,077

Depreciation expense for the year was $9,163.

NOTE D—RELATED PARTY TRANSACTIONS

As of December 31, 2013 and 2012, Alex Labrunerie owned 100% of the shares of stock of Labrunerie Financial Services, Inc. The following commissions were paid to Alex for the years ended December 31:

	2013	2012
Alex LaBrunerie-Commissions	$651,060	$458,272

The Company occupies office space in a building that is owned by Ferd Labrunerie. Ferd is a former owner and the father of Alex Labrunerie. The Company is responsible for paying condominium fees, common area maintenance and real estate taxes. These items are paid directly the appropriate vendors by the Company. The Company has a month to month lease. Rent expense for 2013 and 2012 was $16,500 and $19,500, respectively.

At December 31, 2013 and 2012 the Company owed Ferd Labrunerie $4,401. This was for funds from a closed brokerage account owned by Ferd Labrunerie which was rolled over directly into the available for sale investments of the Company.

NOTE E—INVESTMENTS

Available-for-sale investments are reported at market value. Income recognized on dividends and capital gain distributions is added to the investment's cost basis. Unrealized gains and losses arising from changes in the market are reported as a separate component of retained earnings. At December 31, 2013 and 2012 investments consisted of:

	Beginning Fair Value	Reinvested Interest & Dividends	Market Change	Transfers, Purchases & Sales	Ending Fair Value
December 31, 2012					
Available For Sale Investments	$ 50,660	$ 1,125	$ 7,537	$ (12,937)	$ 46,385
December 31, 2013					
Available For Sale Investments	$ 46,385	$ 1,257	$ 8,076	$ 19,556	$ 75,273

An unrealized gain of $3,028 and an unrealized loss of $5,048 has been charged to other comprehensive income for the years ended December 31, 2013 and 2012, respectively.

For purposes of computing net capital pursuant to Rule 15c3-1(1) market values of investments must be reduced as follows:

Government Securities (3-6 months)	½%
Money Market Funds	2%
Mutual Funds	9%
Securities	15%

At December 31, 2013 and 2012 these amounts were:

	2013		2012	
Money Market Funds:	Value	Regulatory Reduction	Value	Regulatory Reduction
Money Market Funds	$ 26,346	$ 527	$ 45,565	$ 911
Securities:				
PIMCO Corporate Bond Traded Fund	20,208	3,031	-	-
Total Securities	20,208	3,031	-	-
Mutual Funds:				
American Balanced Fund	39,302	3,537	32,355	4,853
Capital Income Builder	15,739	1,417	14,012	2,102
Total Mutual Funds	55,041	4,954	46,367	6,955
Other:				
Greystone Logsitics, Inc	23	23	18	3
Total Investment Reduction	$ 101,618	$ 8,535	$ 91,950	$ 7,869

These investments are held to satisfy reserve requirements and are not held for trading purposes.

NOTE F— FAIR VALUE MEASUREMENTS

The Company's investments are reported at fair value in the accompanying financial statements. The methods used to measure fair value may produce an amount that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

	2013		2012	
	Fair Value	Quoted Prices In Active Markets For Identical Assets (Level 1)	Fair Value	Quoted Prices In Active Markets For Identical Assets (Level 1)
Equity Securities	$ 23	$ 23	$ 18	$ 18
Mutual Funds	75,250	75,250	46,367	46,367
	$ 75,273	$ 75,273	$ 46,385	$ 46,385

The fair value measurement accounting literature establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. This hierarchy consists of three broad levels: Level 1 inputs consist of unadjusted quoted market prices in active markets for identical assets and have the highest priority, Level 2 inputs consist of observable inputs other than quoted prices for identical assets, and Level 3 inputs have the lowest priority. The Company uses appropriate valuation techniques based on the available inputs to measure the fair value of its investments. When available, the Company measures fair value using Level 1 inputs because they generally provide the most reliable evidence of fair value. Level 3 inputs are used only when Level 1 or Level 2 inputs were not available.

Level 1 Fair Value Measurements

The fair value of mutual funds and equity securities are based on the closing price reported in the active market where the individual securities are traded, when available.

NOTE G—NET CAPITAL REQUIREMENTS

The company is required to maintain a minimum net capital by SEC Rule 15c3-1. Net capital required under the rule is $50,000 on December 31, 2013 and 2012 the Company had net capital of $245,333 and $222,684, respectively ($195,333 and $172,684 in excess of minimum required amounts). The percentage of aggregate indebtedness to net capital was 25.31% and 25.19 % for 2013 and 2012.

NOTE H—CONTROL REQUIREMENTS

There are no amounts, as of December 31, 2013 and 2012, to be reported pursuant to the possession or control requirement under Rule 15c3-3. The Company is in compliance with the exceptive provisions of Rule 15c3-3 under paragraph (k)(2)(ii) and thus is exempt from the provisions of Rule 15c3-3.

NOTE I—RECONCILIATION PURSUANT TO RULE 17a-5(d)(4)

Based on our computation of net capital under Rule 15c3-1, as of December 31, 2013 and 2012 there were no material differences with respondent's unaudited report.

NOTE J—SUBSEQUENT EVENTS

Subsequent events have been evaluated through February 24, 2014, which is the date the financial statements were issued. There are no events or transactions occurring after the balance sheet date required to be reported.

NOTE K—INCOME TAXES

Labrunerie Financial Services, Inc. has three prior fiscal years open for examination by taxing authorities. In addition to the current year, the years ended December 31, 2012, 2011, 2010 remain open to examination. Management is not aware of any uncertain tax positions claimed on prior year returns.

NOTE L—RESTATEMENT OF PRIOR YEAR FINANCIAL STATEMENTS

The financial statements for the year ending December 31, 2012 were restated to record the 2012 profit sharing contribution of $27,880. The restatement resulted in a decrease in stockholder's equity of $27,880 as of December 31, 2012.

LABRUNERIE FINANCIAL SERVICES, INC.
SUPPLEMENTAL INFORMATION

LABRUNERIE FINANCIAL SERVICES, INC.
COMPUTATIONS OF NET CAPITAL
PURSUANT TO RULE 15C3-1(1)
DECEMBER 31, 2013 AND 2012

	2013	2012
Net Capital		
Ownership Equity	$ 311,852	$ 266,864
Less Non Allowable Assets		
Net Fixed Assets	(54,688)	(39,077)
Other Deductions and/or Charges	(3,296)	-
Total Allowable Capital	253,868	227,787
Less Regulatory Reduction on Investments	8,535	5,103
Total Net Capital	245,333	222,684
Minimun Net Capital Requirement	(50,000)	(50,000)
Excess Over Minimum Net Capital Requirement	195,333	172,684
Total Aggregate Indebtedness	$ 62,086	$ 56,092
Ratio of Aggregate Indebtedness to Net Capital	25.31%	25.19%

See Independent Auditors' Report and Accompanying Notes.

Phone: (314) 842-0477
Toll Free: (877) 842-0477
Fax: (314) 842-0478
Illnois Home Office: (618) 632-8291
Website: www.toenniescpa.com
E-mail: brian@toenniescpa.com

Brian Toennies & Associates
Certified Public Accountants
9730 E. Watson Rd., Suite 100
St. Louis, Missouri 63126

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULES 17A-5 FOR A BROKER DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15C3-3

To the Board of Directors of
LaBrunerie Financial Services, Inc.
601 W. Nifong, Suite 3B
Columbia, MO 65203

In planning and performing our audit of the financial statements of LaBrunerie Financial Services, Inc. as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered LaBrunerie Financial Services, Inc.'s internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of LaBrunerie Financial Services, Inc.'s internal control. Accordingly, we do not express an opinion on the effectiveness of LaBrunerie Financial Services, Inc.'s internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by LaBrunerie Financial Services, Inc. including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because LaBrunerie Financial Services, Inc. does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of LaBrunerie Financial Services, Inc. is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that LaBrunerie Financial Services, Inc.'s practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brian G. Toennies & Associates
Saint Louis, MO
February 24, 2014

Phone: (314) 842-0477
Toll Free: (877) 842-0477
Fax: (314) 842-0478
Illnois Home Office: (618) 632-8291
Website: www.toenniescpa.com
E-mail: brian@toenniescpa.com

Brian Toennies & Associates
Certified Public Accountants
9730 E. Watson Rd., Suite 100
St. Louis, Missouri 63126

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors
of LaBrunerie Financial Services, Inc

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures described in the attached Schedule of Procedures to be Performed, which was agreed to LaBrunerie Financial Services, Inc. We performed the procedures solely to assist LaBrunerie Financial Services, Inc. in evaluating compliance with Anti Money Laundering Regulations for the year ended December 31, 2013.

Management is responsible for LaBrunerie Financial Services, Inc.'s compliance with the Anti Money Laundering Regulations as indicated in FINRA Rule 3011. The agreed-upon procedure engagement was conducted in accordance with the Attestation Standards established by the American Institute of Certified Public Accountants and the Standards Applicable to Attestation Engagements. The sufficiency of the procedures is solely the responsibility of the management of LaBrunerie Financial Services, Inc. Consequently, we make no representation regarding the sufficiency of the procedures in the attached Schedule of Procedures to be Performed, either for the purpose for which this report has been requested or for any other purpose.

Our procedures and findings are described in the attached Schedule of Procedures.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on the LaBrunerie Financial Services, Inc. compliance with FINRA Rule 3011, Anti Money Laundering Regulations. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been included in this report. Our procedures do not provide a legal determination of LaBrunerie Financial Services, Inc.

This report is intended solely for the information and use of the management of LaBrunerie Financial Services, Inc. and is not intended to be, and should not be used by anyone other than this specified party.

Brian Toennies & Associates
February 20, 2014

Schedule of Procedures to be Performed

1. We will review the written policies and procedures regarding Anti Money Laundering.
2. We will interview the AML compliance officer of LaBrunerie Financial Services, Inc. and complete an AML Audit Checklist
3. We will review a sample of new client files for appropriate documentation and compliance.
4. We will review a sample of existing client files for appropriate documentation and compliance.

Findings and Recommendations

Our procedures revealed no major problems in the Anti Money Laundering procedures of LaBrunerie Financial Services, Inc. A copy of an OFAC Compliance Report was found in each file reviewed. A copy of the client's personal identification was found in all new client files reviewed. A copy of the client's personal identification was not found in all existing client files. Due to the familiarity with existing clients, missing identification is not considered a major error. LaBrunerie Financial Services, Inc.'s written policy is appropriate and the policies appear to be applied. The compliance officer and other personnel of LaBrunerie Financial Services, Inc. take the Anti Money Laundering procedures seriously and apply appropriate procedures.